Exhibit 99.1

Archipelago Announces Second Quarter 2005 Results

CHICAGO, July 25, 2005 — /PRNewswire-FirstCall/ — Archipelago Holdings, Inc. (PCX: AX), owner and operator of the Archipelago Exchange® (ArcaEx®), the nation’s first totally open, all-electronic stock exchange, reported net income of $3.0 million, or $0.06 per diluted share, for the second quarter of 2005, down from the $13.2 million net income, or $0.28 per diluted share, reported in the first quarter of 2005.

During the second quarter of 2005, Archipelago incurred $8.4 million of expenses in conjunction with its announced merger with the New York Stock Exchange (NYSE).  Excluding these expenses, diluted earnings per share would have been $0.17.  A full reconciliation of this item is included in the attached table entitled “Reconciliation of non-GAAP financial measures to GAAP measures.”

“The significant event of this quarter was undoubtedly our announced merger with the NYSE which has received a positive response from investors, as evidenced in our share price,” commented Jerry Putnam, Chairman and CEO of Archipelago. “The related merger expenses along with high discretionary advertising spending, as we continued to focus on building our brand with corporate issuers, were key factors in our net income decline for the quarter.”

Second Quarter Financial Highlights

•                  Total revenues for the second quarter of 2005 were $127.8 million as compared to $133.7 million for the first quarter of 2005 and $128.9 million for the second quarter of 2004.

•                  Gross margins were $54.4 million for the second quarter of 2005 as compared to $55.2 million in the first quarter of 2005 and $47.8 million in the second quarter of 2004. As a percentage of total revenues, gross margins increased to 42.6% for the second quarter of 2005 from 41.3% for the first quarter of 2005 and 37.1% for the second quarter of 2004.

•                  Indirect expenses increased to $50.6 million for the second quarter of 2005 from $34.2 million for the first quarter of 2005 and $30.7 million for the second quarter of 2004. In addition to the $8.4 million of NYSE merger expenses, our results for the second quarter of 2005 included $10.2 million of discretionary marketing expenses for continued building of our brand, a $7.1 million and $7.5 million increase from the first quarter of 2005 and the second quarter of 2004, respectively.

•                  As of June 30, 2005, Archipelago had $207.0 million of cash and cash equivalents and no long-term debt obligations.

Second Quarter Volume Highlights

•                  Total U.S. market volumes decreased to 258.6 billion shares for the second quarter of 2005 from 262.8 billion shares for the first quarter of 2005. Clients executed 35.6 billion shares, or 13.8% of total U.S. equity securities, on ArcaEx during the second quarter of 2005 compared to 35.8 billion shares, or 13.6%, for the first quarter of 2005 and 33.6 billion, or 14.0%, for the second quarter a year ago.

•                  ArcaEx market share decreased to 23.1% in Nasdaq-listed stocks from 23.5% for the first quarter of 2005 and 25.5% for the second quarter in 2004.

•                  ArcaEx market share increased to 3.3% in NYSE-listed stocks from 2.5% for the first quarter of 2005 and 1.5% for the second quarter in 2004.

•                  ArcaEx market share increased to 29.7% in AMEX-listed stocks from 25.5% for the first quarter of 2005 and 22.2% for the second quarter of 2004.

•                  ArcaEx ETF volume grew to 6.2 billion shares, up from 4.9 billion shares for the first quarter of 2005 and 3.8 billion for the second quarter of 2004.

•                  The internal match rate rose to 88.9% on ArcaEx compared to an internal match rate of 88.4% for the first quarter of 2005 and 86.3% for the second quarter a year ago.

Second Quarter Business Highlights

•                  The NYSE and Archipelago announced that they had entered into a definitive merger agreement that will lead to the creation of NYSE Group, Inc.

•                  ArcaEx began opening for trading at 4:00 AM Eastern Time for all U.S. listed and OTC stocks, following Securities and Exchange Commission approval.

•                  American Dairy, Inc., and Zero Air Pollution® listed exclusively on ArcaEx, a facility of the Pacific Exchange.

•                  On July 20, 2005, Barclay’s Global Investors announced their plans to transfer the listing of 20 iShares® exchange traded products to ArcaEx.

To supplement Archipelago’s consolidated financial statements prepared in accordance with United States generally accepted accounting principles (GAAP) and to better reflect period-over-period comparisons, Archipelago uses non-GAAP financial measures of operating performance.  A non-GAAP financial measure is a numerical measure of performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure, calculated and presented in accordance with GAAP.  Non-GAAP financial measures do not replace and are not superior to the presentation of GAAP financial results but are provided to present the effects of direct costs recorded by Archipelago in connection with its announced merger with the NYSE and to improve overall understanding of the company’s current financial performance and its prospects for the future.  Specifically, Archipelago believes the non-GAAP financial results provide useful information to both management and investors regarding certain additional financial and business trends relating to financial condition and operating results.  In addition, management uses these measures for reviewing financial results and evaluating financial performance.

About Archipelago

Archipelago Holdings, Inc. (PCX: AX) owns and operates the Archipelago Exchange (ArcaEx). ArcaEx is the first totally open all-electronic stock market in the United States. Through its alliance with the Pacific Exchange, Inc., Archipelago operates ArcaEx as the exclusive equities trading facility of PCX Equities, Inc. Through ArcaEx, Archipelago customers can trade over 8,000 equity securities, including securities listed on the New York Stock Exchange(R), Nasdaq(R), American Stock Exchange(R) and Pacific Exchange(R). ArcaEx is regulated by the Pacific Exchange. The Archipelago ECN, a precursor to ArcaEx, was one of the four original ECNs, formed in December 1996 with Townsend Analytics.

Certain statements in this press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Archipelago’s current expectations and involve risks and uncertainties that could cause Archipelago’s actual results to differ materially from those set forth in the statements. There can be no assurance that such expectations will prove to be correct. Factors that could cause Archipelago’s results to differ materially from current expectations include: general economic and business conditions, industry trends, competitive conditions, regulatory developments as well as other risks or factors identified in the Company’s filings with the Securities Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 which is available on the Company’s website at http://www.archipelago.com. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except for any obligation to disclose material information under the Federal securities laws, Archipelago undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this press release.

Important Acquisition Information with Respect to Archipelago’s Merger with the NYSE

In connection with the proposed merger of Archipelago and the NYSE, the parties filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) on July 21, 2005, containing a preliminary joint proxy statement/prospectus regarding the proposed transaction.  The registration statement has not yet become effective.  The parties will file other relevant documents concerning the proposed transaction with the SEC.

Such final documents, however, are not currently available.  ARCHIPELAGO’S SHAREHOLDERS AND MEMBERS OF THE NYSE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY THE PARTIES WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Archipelago’s shareholders and members of the NYSE are able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Archipelago and the NYSE, at the SEC’s website (http://www.sec.gov) as they are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Archipelago, Attention: Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

Archipelago, NYSE and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago’s directors and executive officers is available in Archipelago’s proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005. Additional information regarding the interests of such potential participants are included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contacts:

Margaret Nagle, 312-442-7083 (Press)

Patrick Murphy, 312-442-7005 (Investor Relations)

Archipelago Holdings, Inc.

Consolidated Statements of Operations

(In thousands, except per share data)

(unaudited)

	Three months ended				Six months ended
	June 30, 2005	March 31, 2005	June 30, 2004		June 30, 2005	June 30, 2004
Revenues
Transaction fees	$111,805	$118,726	$116,291		$230,531	$251,292
Market data fees	15,863	14,850	12,448		30,713	24,172
Listing fees	123	118	117		241	206
Total revenues	127,791	133,694	128,856		261,485	275,670

Cost of revenues
Liquidity payments	50,482	51,938	48,251		102,420	101,455
Routing charges	17,255	18,841	22,032		36,096	48,512
Clearance, brokerage and other transaction expenses	5,651	7,666	10,759		13,317	23,425
Total cost of revenues	73,388	78,445	81,042		151,833	173,392

Gross margin	54,403	55,249	47,814		109,652	102,278
Gross margin as a % of total revenues	42.6%	41.3%	37.1%		41.9%	37.1%

Indirect expenses
Employee compensation and benefits	13,527	12,504	10,831		26,031	21,164
Depreciation and amortization	5,283	5,421	5,520		10,704	16,252
Communications	5,768	5,509	4,631		11,277	9,160
Marketing and promotion	10,197	3,075	2,736		13,272	4,482
Legal and professional	2,524	3,133	3,573		5,657	5,876
NYSE merger costs	8,432	—	—		8,432	—
Occupancy	1,343	1,444	1,010		2,787	1,986
General and administrative	3,527	3,088	2,385		6,615	4,319
Total indirect expenses	50,601	34,174	30,686		84,775	63,239

Operating income	3,802	21,075	17,128		24,877	39,039
Interest and other, net	1,344	866	193		2,210	261
Income before income tax provision	5,146	21,941	17,321		27,087	39,300
Income tax provision	2,110	8,776	—		10,886	—
Net income	$3,036	$13,165	$17,321		$16,201	$39,300

Per share data:

Basic earnings per share	$0.06	$0.28	$0.48		$0.34	$1.09
Diluted earnings per share	$0.06	$0.28	$0.42		$0.34	$0.96

Basic weighted average shares outstanding	47,227	47,142	36,169	(a)	47,185	36,169	(a)
Diluted weighted average shares outstanding	48,171	47,799	40,939	(a)	47,966	40,943	(a)

(a)  Adjusted to reflect our reorganization from a Delaware limited liability company to a Delaware corporation on August 11, 2004.

Archipelago Holdings, Inc.

Consolidated Statements of Financial Condition

(In thousands)

	June 30, 2005	December 31, 2004
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$207,034	$177,878
Accounts receivable, net	60,080	73,126
Total current assets	267,114	251,004

Fixed assets, net	48,113	49,495
Goodwill	131,865	131,865
Other intangible assets, net	91,356	92,169
Deferred tax asset, net	474	1,839
Other assets	9,983	8,076
Total assets	$548,905	$534,448

Liabilities and Stockholders’ Equity
Liabilities:
Accounts payable and accrued expenses	$67,987	$72,030
Capital lease obligations	524	1,545
Total liabilities	68,511	73,575

Stockholders’ equity
Common stock	472	471
Additional paid-in capital	460,508	451,625
Unearned stock-based compensation	(5,583)	(19)
Retained earnings	24,997	8,796
Total stockholders’ equity	480,394	460,873
Total liabilities and stockholders’ equity	$548,905	$534,448

Archipelago Holdings, Inc.

Consolidated Statements of Cash Flows

(In thousands)

(unaudited)

	Six months ended June 30,
	2005	2004

Cash flows from operating activities
Net income	$16,201	$39,300
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,891	15,438
Amortization of other intangible assets	813	814
Provision for doubtful accounts	(100)	(500)
Deferred taxes	1,365	—
Stock-based compensation	1,281	76
Tax benefit from stock option exercises	793	—
Changes in operating assets and liabilities:
Accounts receivable	13,146	1,523
Other assets	(1,907)	(2,700)
Accounts payable and accrued expenses	(4,043)	25,863
Net cash provided by operating activities	37,440	79,814

Cash flows from investing activities
Additions to fixed assets	(8,509)	(13,864)
Net cash used in investing activities	(8,509)	(13,864)

Cash flows from financing activities
Principal payments under capital lease obligations	(1,021)	(1,266)
Proceeds from exercises of stock options	1,246	—
Direct costs of initial public offering	—	(5,274)
Repayment of note payable	—	(4,429)
Net cash provided by (used in) financing activities	225	(10,969)

Net increase in cash and cash equivalents	29,156	54,981
Cash and cash equivalents at beginning of period	177,878	111,815
Cash and cash equivalents at end of period	$207,034	$166,796

Archipelago Holdings, Inc.

Operating Data

(unaudited)

	Three months ended			Six months ended
	June 30, 2005	March 31, 2005	June 30, 2004	June 30, 2005	June 30, 2004

Trading Days	64	61	62	125	124

Total U.S. market volume (millions of shares)(1)	258,625	262,846	239,972	521,471	508,847
Our total U.S. market volume (millions of shares)(1)	35,620	35,830	33,595	71,450	71,345

Our share of total U.S. market volume(1)(2)	13.77%	13.63%	14.00%	13.70%	14.02%
% of handled shares matched internally(3)	11.08%	10.84%	10.67%	10.96%	10.59%
% of handled shares routed out(3)	2.69%	2.79%	3.33%	2.74%	3.43%

Total volume of Nasdaq-listed securities (millions of shares)	113,955	122,238	108,330	236,193	234,071
Our total volume of Nasdaq-listed securities (millions of shares)	26,360	28,768	27,627	55,128	59,866

Our share of total volume of Nasdaq-listed securities(2)	23.13%	23.53%	25.50%	23.34%	25.58%
% of handled shares matched internally(3)	18.50%	18.68%	19.30%	18.59%	19.28%
% of handled shares routed out(3)	4.63%	4.85%	6.20%	4.75%	6.30%

Total volume of NYSE-listed securities (millions of shares)	127,745	125,194	112,553	252,939	235,621
Our volume in NYSE-listed securities (millions of shares)	4,239	3,126	1,731	7,365	3,703

Our share of total volume of NYSE-listed securities(2)	3.32%	2.50%	1.54%	2.91%	1.57%
% of handled shares matched internally(3)	2.54%	1.82%	0.96%	2.18%	0.96%
% of handled shares routed out(3)	0.78%	0.68%	0.58%	0.73%	0.61%

Total volume of AMEX-listed securities (millions of shares)	16,925	15,415	19,090	32,340	39,156
Our volume in AMEX-listed securities (millions of shares)	5,021	3,936	4,236	8,957	7,775

Our share of total volume on AMEX-listed secutities(2)	29.67%	25.53%	22.19%	27.70%	19.86%
% of handled shares matched internally(3)	25.64%	21.98%	19.00%	23.89%	16.69%
% of handled shares routed out(3)	4.03%	3.55%	3.19%	3.81%	3.17%

Our ETF volume (millions of shares)	6,215	4,943	3,783	11,158	6,829

Our U.S. equity transaction volume (thousands of transactions)	119,588	115,746	99,558	235,334	200,831

Our average U.S. equity transaction size (shares per transaction)	298	310	337	304	355
Our average U.S. equity transactions per day (thousands of transactions)	1,869	1,897	1,606	1,883	1,620

Our average transaction-related revenue (per share)(4)	$0.0031	$0.0033	$0.0035	$0.0032	$0.0035
Our average transaction-related cost of revenue (per share)(5)	$0.0019	$0.0020	$0.0021	$0.0019	$0.0021
Our average transaction-related gross margin (per share)(6)	$0.0012	$0.0013	$0.0014	$0.0013	$0.0014

% of customer order volume matched internally(7)	88.9%	88.4%	86.3%	88.7%	85.9%
% of customer order volume routed out(7)	11.1%	11.6%	13.7%	11.3%	14.1%

(1)

U.S. market volume is calculated based on the number of shares of equity securities traded on the NYSE, AMEX and Nasdaq, including exchange-traded funds, as reported in the consolidated tape. The “consolidated tape” is the system that continuously provides the last sale price and volume of securities transactions in listed securities to the public.

(2)

Our market share is calculated based on the number of shares handled on the Archipelago system as a percentage of total volume. For example, if a customer’s 10,000 share buy order is matched with another customer’s 10,000 share sell order in our internal liquidity pool, our handled volume will be 10,000 shares. If the buy or sell order were routed out, our handled volume would still be 10,000 shares.

(3)	Represents our share of the total volume of such securities handled on ArcaEx that was either matched internally on ArcaEx or routed out to an external market center.

(4)

The per share amount is calculated based on our total revenues derived from transaction fees of $111.8 million, $118.7 million and $116.3 million for the three months ended June 30, 2005, March 31, 2005 and June 30, 2004, respectively, and $230.5 million and $251.3 million for the six months ended June 30, 2005 and 2004, respectively.

(5)

The per share amount is calculated based on our cost of revenues derived from transaction fees, which consist of routing charges and liquidity payments, of $67.7 million, $70.8 million and $70.3 million for the three months ended June 30, 2005, March 31, 2005 and June 30, 2004, respectively, and $138.5 million and $150.0 million for the six months ended June 30, 2005 and 2004, respectively. The cost of revenue from transaction fees used in the per share computation does not include clearance, brokerage and other transaction expenses.

(6)	The per share amount is calculated based on our net revenues received from transaction fees, and our total U.S. market volume for the relevant period.

(7)

The percentage of customer order volume matched internally is calculated by dividing the volume of customer orders executed within our internal liquidity pool (including the volume of both buy orders and sell orders) by the total volume of customer orders (again including the volume of both buy orders and sell orders when such orders are matched internally). The percentage of customer orders routed out is calculated by dividing the volume of customer orders routed to other market centers by the total volume of customer orders.

Archipelago Holdings, Inc.

Reconciliation of non-GAAP financial measures to GAAP measures for the three and six months ended June 30, 2005

(In thousands, except per share data)

(unaudited)

We use non-GAAP financial measures of operating performance. Non-GAAP measures do not replace and are not superior to the presentation of our GAAP financial results but are provided to improve overall understanding of our current financial performance and our prospects for the future.

	Three months ended June 30, 2005	Six months ended June 30, 2005

Income before income tax provision, GAAP	$5,146	$27,087
Add back:
NYSE merger costs	8,432	8,432
Income before income tax provision, non-GAAP	13,578	35,519
Income tax provision (1)	5,567	14,563
Net income from operations, non-GAAP	$8,011	$20,956

Diluted earnings per share, GAAP	$0.06	$0.34
Net effect of adjustments	0.11	0.10
Diluted earnings per share, non-GAAP	$0.17	$0.44

Diluted weighted average shares outstanding	48,171	47,966

(1)	Using a 41.0% estimated effective tax rate.